UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

SYNUTRA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

87164C 10 2

(CUSIP Number)

Robert B. Knauss, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Ning Zhang Orrick, Herrington & Sutcliffe LLP 5701 China World Tower No. 1 Jianguomenwai Avenue Beijing 100004 People’s Republic of China	Andrew Thorpe Orrick, Herrington & Sutcliffe LLP 405 Howard Street San Francisco, California 94105

November 2, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Warburg Pincus Private Equity IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%(*)
14.	Type of Reporting Person (See Instructions) PN

(*)	This calculation is based upon a total of 56,690,687 shares outstanding as of August 9, 2016, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, of Synutra International, Inc., a Delaware corporation (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 9, 2016.

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Warburg Pincus IX GP L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%(*)
14.	Type of Reporting Person (See Instructions) PN

(*)	This calculation is based upon a total of 56,690,687 shares outstanding as of August 9, 2016, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, of the Issuer, filed with the Commission on August 9, 2016.

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons WPP GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%(*)
14.	Type of Reporting Person (See Instructions) OO

(*)	This calculation is based upon a total of 56,690,687 shares outstanding as of August 9, 2016, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, of the Issuer, filed with the Commission on August 9, 2016.

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Warburg Pincus Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%(*)
14.	Type of Reporting Person (See Instructions) PN

(*)	This calculation is based upon a total of 56,690,687 shares outstanding as of August 9, 2016, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, of the Issuer, filed with the Commission on August 9, 2016.

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Warburg Pincus Partners GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%(*)
14.	Type of Reporting Person (See Instructions) OO

(*)	This calculation is based upon a total of 56,690,687 shares outstanding as of August 9, 2016, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, of the Issuer, filed with the Commission on August 9, 2016.

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Warburg Pincus & Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%(*)
14.	Type of Reporting Person (See Instructions) PN

(*)	This calculation is based upon a total of 56,690,687 shares outstanding as of August 9, 2016, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, of the Issuer, filed with the Commission on August 9, 2016.

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%(*)
14.	Type of Reporting Person (See Instructions) OO

(*)	This calculation is based upon a total of 56,690,687 shares outstanding as of August 9, 2016, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, of the Issuer, filed with the Commission on August 9, 2016.

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%(*)
14.	Type of Reporting Person (See Instructions) IN

(*)	This calculation is based upon a total of 56,690,687 shares outstanding as of August 9, 2016, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, of the Issuer, filed with the Commission on August 9, 2016.

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%(*)
14.	Type of Reporting Person (See Instructions) IN

(*)	This calculation is based upon a total of 56,690,687 shares outstanding as of August 9, 2016, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, of the Issuer, filed with the Commission on August 9, 2016.

This Amendment No. 11 (this “Amendment No. 11”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 20, 2007, as amended by Amendment No. 1 thereto filed with the Commission on April 24, 2008 (“Amendment No. 1”), Amendment No. 2 thereto filed with the Commission on September 2, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed with the Commission on April 26, 2011 (“Amendment No. 3”), Amendment No. 4 thereto filed with the Commission on May 9, 2011 (“Amendment No. 4”), Amendment No. 5 thereto filed with the Commission on August 11, 2011 (“Amendment No. 5”), Amendment No. 6 thereto filed with the Commission on February 4, 2013 (“Amendment No. 6”), Amendment No. 7 thereto filed with the Commission on March 3, 2014 (“Amendment No. 7”), Amendment No. 8 thereto filed with the Commission on September 14, 2015 (“Amendment No. 8”), Amendment No. 9 thereto filed with the Commission on September 28, 2015 (“Amendment No. 9”) and Amendment No. 10 thereto filed with the Commission on December 23, 2015 (“Amendment No. 10”, and together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9, the “Initial Schedule 13D”), and is being filed on behalf of Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”), Warburg Pincus IX GP L.P., a Delaware limited partnership and the general partner of WP IX (“WP IX GP”), WPP GP LLC, a Delaware limited liability company and the general partner of WP IX GP (“WPP GP”), Warburg Pincus Partners, L.P., a Delaware limited partnership and managing member of WPP GP (“WP Partners”), Warburg Pincus Partners GP LLC, a Delaware limited liability company and the general partner of WP Partners (“WPP GP LLC”), Warburg Pincus & Co., a New York general partnership and the managing member of WPP GP LLC (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Managing Member and Co-Chief Executive Officer of WP LLC, who may be deemed to control WP IX, WP IX GP, WPP GP, WP Partners, WPP GP LLC, WP and WP LLC. WP IX, WP IX GP, WPP GP, WP Partners, WPP GP LLC, WP, WP LLC, Mr. Kaye and Mr. Landy are hereinafter referred to as the “Warburg Pincus Reporting Persons”. The Initial Schedule 13D, as amended by this Amendment No. 11, is being referred to as the “Schedule 13D”. This Amendment No. 11 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Synutra International, Inc., a Delaware corporation (the “Issuer”). Information in respect of each Warburg Pincus Reporting Person is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

The Warburg Pincus Reporting Persons are filing this Amendment No. 11 because they sold certain Common Stock shares of the Issuer and are no longer the beneficial owners of more than five percent of the Common Stock of the Issuer, as described in Item 5. Consequently, their obligation to file a Schedule 13D has terminated with this filing.

Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated as follows:

On November 2, 2016, WP IX sold an aggregate of 4,000,000 shares of Common Stock of the Issuer in a block trade at a price per share of $3.45 (without giving effect to brokerage commissions). As a result of the sale, the Warburg Pincus Reporting Persons disposed of all of their shares of Common Stock of the Issuer. The sale was undertaken for portfolio management purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) – (b) As a result of the transaction disclosed in Item 4 herein, the Warburg Pincus Reporting Persons no longer own any securities of the Issuer or have sole or shared power to vote, direct the vote, dispose or direct the disposition with respect to any securities of the Issuer, and therefore their obligation to file further amendments to this statement has terminated.

(c) Except as set forth in Item 4 above, the Warburg Pincus Reporting Persons have not effected any transaction in the Common Stock of the Issuer in the past 60 days.

(d) Not applicable.

(e) On November 2, 2016, the Warburg Pincus Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock as a result of the consummation of the transaction disclosed herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2016

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By:	Warburg Pincus IX GP L.P., its General Partner
	By:	WPP GP LLC, its General Partner
		By:	Warburg Pincus Partners, L.P., its Managing Member
			By:	Warburg Pincus Partners GP LLC, its General Partner
				By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS IX GP L.P.

By:	WPP GP LLC, its General Partner
	By:	Warburg Pincus Partners, L.P., its Managing Member
		By:	Warburg Pincus Partners GP LLC, its General Partner
			By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WPP GP LLC

By:	Warburg Pincus Partners, L.P., its Managing Member
	By:	Warburg Pincus Partners GP LLC, its General Partner
		By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS, L.P.

By:	Warburg Pincus Partners GP LLC, its General Partner
	By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS GP LLC

By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Managing Director

CHARLES R. KAYE

By:	/s/ Robert B. Knauss
Name: Charles R. Kaye
By: Robert B. Knauss, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
Name: Joseph P. Landy
By: Robert B. Knauss, Attorney-in-Fact*

*	The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on July 12, 2016 as exhibit 99.3 to the statement on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc. and is hereby incorporated by reference.